Wowjoint Holdings Limited Received NASDAQ Delisting Notification for Failure to Pay Annual Listing Fee.

Company Subsequently Paid the Applicable Fees.

BEIJING, April 19, 2012 – Wowjoint Holdings Limited (“Wowjoint,” or the “Company”) (Nasdaq: BWOW), China’s innovative infrastructure solutions provider of customized heavy duty lifting and carrying machinery, today announced that the Company received a letter from the Listing Qualification Staff of the NASDAQ Stock Market LLC (the “Staff”) on April 13, 2012, indicating that the Company had not paid the listing fee required by NASDAQ Listing Rules 5900. On April 18, 2012, the Company paid the applicable fees in full and thereby regained compliance of NASDAQ Listing Rules 5900.

The Company previously received notifications from NASDAQ that it was not in compliance with the Minimum Market Value of Publicly Held Shares (MVPHS) of $5,000,000 and the $1.00 Minimum Closing Bid Price requirement. If the Company is unable to demonstrate compliance with the $5,000,000 MVPHS requirement before April 30, 2012 or unable to demonstrate compliance with the $1.00 Minimum Closing Bid Price requirement before May 2, 2012, the Staff will notify the Company that its securities will be delisted from the NASDAQ Global Market.

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction. Wowjoint’s main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The Company’s innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China’s rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint’s products and other relevant information are available on its website at http://www.wowjoint.com.

For additional information contact:

Wowjoint Holdings:

Aubrye Foote, Vice President, Investor Relations

Tel: +1-530-475-2793 Email: aubrye@wowjoint.com

Website: www.wowjoint.com